UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 2, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2018 RESULTS

Record semiconductors revenue of $27.3 million, 29% increase YoY;
Expects continued momentum with approximately 30% YoY increase in the second quarter

MIGDAL HAEMEK, Israel – May 2, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended March 31, 2018.

Highlights of the first quarter 2018
•	Revenues were $27.3 million, up 29% year-over-year, ahead of the upper end of the previously-issued guidance range and highest ever semiconductor revenue;
•	GAAP operating income was $3.6 million*, representing a 13.0% operating margin; non-GAAP operating income was $4.2 million, representing a 15.4% operating margin; and
•	GAAP net income was $3.5 million*; non-GAAP net income was $4.2 million; up 182% and 211% year-over-year, respectively;

(*) At the end of the first quarter of 2018 the Company decided to cease its efforts to utilize the remaining inventory and equipment related to its development of the functional inkjet technology (FIT) and recorded a one-time write off in the amount of $0.5 million, which is included only in the GAAP results. This has completed the shift of Camtek’s business focus purely to semiconductors.

Forward Looking Guidance

Second quarter 2018 revenues are expected to be between $29-30 million, representing a year-over-year increase of approximately 30% at the mid-point. Management continues to expect double-digit growth in revenues in 2018, with overall improvement in profitability margins.

Dividend Announcement

Camtek's Board of Directors declared a cash dividend in the amount of $0.14 per share representing an aggregate distribution of approximately $5.0 million. The dividend will be paid on May 29, 2018 to all shareholders of record at the close of the NASDAQ Global Select Market on May 16, 2018.

Management Comment

Rafi Amit Camtek’s CEO commented, “We are proud to present a very strong start to 2018, ending the quarter with record backlog. Our financials have improved across the board, and we demonstrated strong operating and net margins. Our focus on the fastest growing segments of the semiconductors industry is paying off. We are seeing strong order momentum, especially for our newest and latest generation systems. This high level of demand for our products is broad, spanning all the regions in which we operate.”

Continued Mr. Amit, “Earlier in the year we announced an order for multiple systems for front-end 2D Macro Inspection from a major Chinese manufacturer. This is in line with our strategy to penetrate new market segments such as macro inspection and special 2D applications, providing us with additional growth drivers. All this underlies our expectations of a strong year of growth and improved profitability. Our cash generation and strong balance sheet position us very well, enabling us to share the rewards of our growth with our shareholders, as well as providing us with an ability to capitalize on internal potential growth opportunities.”

The financial results and the comparison to 2017 in this press release include only those of the continuing operations.

First quarter 2018 Financial Results

Revenues for the first quarter of 2018 were $27.3 million. This compares to first quarter 2017 revenues of $21.1 million, a growth of 29%.

Gross profit on a GAAP basis in the quarter totaled $13.0 million (47.7% of revenues), compared to a gross profit of $10.3 million (48.7% of revenues) in the first quarter 2017.

Gross profit on a non-GAAP basis in the quarter totaled $13.2 million (48.5% of revenues), compared to $10.3 million (48.7% of revenues) in the first quarter 2017.

Operating profit on a GAAP basis in the quarter totaled $3.6 million (13.0% of revenues), compared to an operating profit of $1.4 million (6.8% of revenues) in the first quarter 2017.

Operating profit on a non-GAAP basis in the quarter totaled $4.2 million (15.4% of revenues), compared to $1.5 million (7.3% of revenues) in the first quarter 2017.

Net income on a GAAP basis in the quarter totaled $3.5 million, or $0.10 per diluted share, compared to net income from continuing operations of $1.3 million, or $0.04 per diluted share, in the first quarter 2017.

Net income on a non-GAAP basis in the quarter totaled $4.2 million, or $0.12 per diluted share, compared to non-GAAP net income from continuing operations of $1.3 million, or $0.04 per diluted share, in the first quarter 2017.

Cash and cash equivalents, as of March 31, 2018, were $47.2 million compared to $43.7 million as of December 31, 2017. The Company reported a positive operating cash flow of $3.6 million during the first quarter.

Conference Call

Camtek will host a conference call today, May 2, 2018, at 10:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) settlement expenses; (ii) changes in valuation allowance on deferred tax assets; (iii) share based compensation expenses, (iv) discontinued operations, and (v) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2018	2017
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	47,172	43,744
Trade accounts receivable, net	23,569	23,153
Inventories	21,907	21,336
Other current assets	2,810	3,215

Total current assets	95,458	91,448

Fixed assets, net	15,043	15,503

Long term inventory	1,674	1,383
Deferred tax asset	3,834	4,067
Other assets, net	153	153
Intangible assets, net	488	482

	6,149	6,085

Total assets	116,650	113,036

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	12,514	10,502
Other current liabilities	14,897	17,395

Total current liabilities	27,411	27,897

Long term liabilities
Liability for employee severance benefits	885	838
	885	838

Total liabilities	28,296	28,735

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31 2018 and at December 31, 2017;
38,050,656 issued shares at March 31, 2018 and 37,924,507 at December 31, 2017;
35,958,280 shares outstanding at March 31, 2018 and 35,832,131 at December 31, 2017	149	149
Additional paid-in capital	78,956	78,437
Retained earnings (losses)	11,147	7,613
	90,252	86,199
Treasury stock, at cost (2,092,376 as of March 31, 2018 and December 31, 2017)	(1,898)	(1,898)

Total shareholders' equity	88,354	84,301

Total liabilities and shareholders' equity	116,650	113,036

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	U.S. dollars
Revenues	27,274	21,146	93,485
Cost of revenues	14,277	10,857	47,966

Gross profit	12,997	10,289	45,519

Research and development costs	3,549	3,439	13,534
Selling, general and administrative expenses	5,889	5,405	22,022
Patent litigation expense	-	-	13,000

Total operating expenses	9,438	8,844	48,566

Operating income (loss)	3,559	1,445	(3,037)

Financial income (expenses), net	290	(154)	(150)

Income (loss) from continuing operations before incomes taxes	3,849	1,291	(3,187)

Income tax (expense) benefit	(315)	(40)	4,875

Net income from continuing operations	3,534	1,251	1,688

Income from discontinued operations
Income before income tax expense	-	2,358	18,302
Income tax expense	-	(311)	(6,028)

Net income from discontinued operations	-	2,047	12,274

Net income	3,534	3,298	13,962

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	U.S. dollars
Basic earnings from continuing operations	0.10	0.04	0.05

Basic earnings from discontinued operations	-	0.05	0.35

Basic net earnings	0.10	0.09	0.40

Diluted earnings from continuing operations	0.10	0.04	0.05

Diluted earnings from discontinued operations	-	0.05	0.34

Diluted net earnings	0.10	0.09	0.39

Weighted average number of ordinary shares outstanding:

Basic	35,917	35,348	35,441

Diluted	36,388	35,475	35,964

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	3,534	3,298	13,962

Effect of FIT reorganization (1)	506	-	-
Share-based compensation	146	92	426
Settlement expense, net of tax (2)	-	-	12,025
Realization of deferred tax assets (3)	-	-	(4,495)
Attributable to discontinued operations including income from sale of PCB business (4)	-	(2,047)	(12,274)
Non-GAAP net income	4,186	1,343	9,644

Non –GAAP net income per share, basic and diluted	0.12	0.04	0.27

Gross margin on GAAP basis	47.7%	48.7%	48.7%
Reported gross profit on GAAP basis	12,997	10,289	45,519

Effect of FIT reorganization (1)	205	-	-
Share-based compensation	16	9	44
Non- GAAP gross margin	48.5%	48.7%	48.7%
Non-GAAP gross profit	13,218	10,298	45,563

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	3,559	1,445	(3,037)
Effect of FIT reorganization (1)	506	-	-
Share-based compensation	146	92	426
Settlement expense (2)	-	-	13,000
Non-GAAP operating income	4,211	1,537	10,389

(1)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.

(2)	During the year ended December 31, 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(3)
During the year ended December 31, 2017 the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(4)
Due to the completion of the sale of Camtek’s PCB business at the end of the third quarter of 2017, the results of this unit ceased to be consolidated into Camtek’s financial statements and are accounted for as discontinued operations in the periods ended March 31, 2017 and December 31, 2017. Following the sale of the PCB business, the Company recorded one-time income of $12.5 million to GAAP net income in the 2017 full year results. This amount is excluded from the non-GAAP results.